SHOWPLACE BROADCASTING, INC.

SHOWPLACE

SHOWPLACE BROADCASTING, INC.

3023 N. Clark St. #890, Chicago, Illinois 60657-5261

V. 773-935-1572 • halp@showplaceonline.com

April 3, 2006

Mr. Ernest Letiziano

Signet International Holdings, Inc.

205 Worth Avenue #316 Palm Beach FL,       33480

Dear Mr. Letiziano

Thank your for the opportunity to have evaluated the proposed programming you submitted to our firm.

The research estimated a revenue potential of over $14,000,000 in spot sales during the first 12-months of operation; assuming a likely coverage of 685,819 HH’s (television households) and a CPM (cost-per-thousand) differential of between $17 and $36.

It was a pleasure working with Signet International Holdings, Inc. We look forward to your success and hope we can be of service in the future.

Sincerely,

/s/ Harold J. Pontious

Harold J. Pontious

President

Showplace Broadcasting, Inc.